Exhibit 99.1

HAFNIA LIMITED: Correction of Fleet Value Presentation for the First Quarter 2025

Singapore, 16 May 2025

Reference is made to the stock exchange announcement regarding financial information for Q1 2025 issued by Hafnia Limited ("Hafnia", “we”, the "Company", OSE ticker code: "HAFNI", NYSE ticker code: “HAFN”) on 15 May 2025.

Hafnia has become aware of an inconsistency in the presentation of the broker valuations of the fleet on Page 6 of its Q1 2025 Earnings Report, where we included the full 100% of the joint venture vessels instead of the stated 50%. This does not impact any of the Company’s financials, such as net profit, EBITDA, net asset value, net loan-to-value nor dividend.

Please find attached the updated Q1 Earnings Report. The updated report is also available on our website.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.